UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August, 2011	Commission File Number: 1-14678
CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)
Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                 Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No ☑
     If yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): ☐

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE
Date: August 31, 2011	By:	/s/ Stephen Forbes
		Name:	Stephen Forbes
		Title:	Executive Vice President

Table of Contents
In connection with the quarterly report of Canadian Imperial Bank of Commerce (the “Bank”) for the period ended July 31, 2011, as filed under cover of a Form 6-K with the Securities and Exchange Commission on the date hereof (the “Report”), the Bank voluntarily furnished the following, copies of which are attached as exhibits to this Form 6-K:
(a)	certificates of the type contemplated by Rule 13a-14 or Rule 15d-14 of the Securities Exchange Act of 1934; and

(b)	certificates of the type contemplated by Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT INDEX
1.	Certificates — Rule 13a-14 or Rule 15d-14 of the Securities Exchange Act of 1934

2.	Certificates — Section 906 of Sarbanes-Oxley Act of 2002